[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 15, 2010

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:  Cushing MLP Funds Trust N-1A/A Filing

Ladies and Gentlemen:

On behalf of Cushing MLP Funds Trust, we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4814 or Kevin Hardy at (312) 407-0641.

Very truly yours,

/s/ Thomas A DeCapo

Thomas A DeCapo

Enclosure